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                                                                      EXHIBIT 12

                                MASCOTECH, INC.

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                          FOR THE YEARS ENDED DECEMBER 31
                                         -----------------------------------------------------------------
                                           1997          1996          1995          1994           1993
                                         --------      --------      --------      ---------      --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES AND FIXED CHARGES:
  Income (loss) from continuing
     operations before income taxes
     (credit), extraordinary item and
     cumulative effect of accounting
     change, net.......................  $190,290      $ 77,220      $100,280      $(264,490)     $121,180
  Deduct equity in undistributed
     earnings of less-than-fifty-
     percent owned
     companies.........................   (46,030)      (31,650)      (29,590)       (23,350)      (19,930)
  Add interest on indebtedness, net....    36,650        30,350        51,500         51,290        83,000
  Add amortization of debt expense.....       900         1,490         1,670          3,450         4,390
  Estimated interest factor for
     rentals...........................     2,100         6,350         7,070          6,220         5,550
                                         --------      --------      --------      ---------      --------
  Earnings (loss) before income taxes
     and fixed charges.................  $183,910      $ 83,760      $130,930      $(226,880)     $194,190
                                         ========      ========      ========      =========      ========
FIXED CHARGES:
  Interest on indebtedness, net........  $ 36,770      $ 30,590      $ 51,690      $  51,540      $ 83,110
  Amortization of debt expense.........       900         1,490         1,670          3,450         4,390
  Estimated interest factor for
     rentals...........................     2,100         6,350         7,070          6,220         5,550
                                         --------      --------      --------      ---------      --------
     Total fixed charges...............    39,770        38,430        60,430         61,210        93,050
                                         --------      --------      --------      ---------      --------
  Preferred stock dividend
     requirement(a)....................    10,300        21,570        21,970         14,630        25,860
                                         --------      --------      --------      ---------      --------
  Combined fixed charges and preferred
     stock dividends...................  $ 50,070      $ 60,000      $ 82,400      $  75,840      $118,910
                                         ========      ========      ========      =========      ========
RATIO OF EARNINGS TO FIXED CHARGES.....       4.6           2.2           2.2             --(b)        2.1
                                         ========      ========      ========      =========      ========
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  DIVIDENDS............................       3.7           1.4           1.6             --(c)        1.6
                                         ========      ========      ========      =========      ========

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b) 1994 results of operations are inadequate to cover fixed charges by $288,090.

(c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.